Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	2002		2003		2004		2005		2006
Income/(loss) before taxes and fixed charges (net of capitalized interest):
Income/(loss) from operations before income taxes	$340,511		$(211,556)		$1,829,250		$1,581,569		$2,166,971
Add fixed charges net of capitalized interest(1)	98,944		93,762		84,203		69,078		61,565

Total income/(loss) before taxes and fixed charges	$439,455		$(117,794)		$1,913,453		$1,650,647		$2,228,536

Fixed charges:
Interest expense	$49,357		$46,875		$52,877		$37,819		$36,096
Capitalized interest	—		—		—		—		—
Interest component of rent expense(2)	46,542		44,751		29,190		29,123		23,470

Total fixed charges	$95,899		$91,626		$82,067		$66,942		$59,566

Ratio of earnings/(loss) to fixed charges (3)	4.58	x	(1.29	)x	23.32	x	24.66	x	37.41	x

(1)	Capitalized interest includes interest capitalized during the period, less the amount of previously capitalized interest that was amortized during the period.

(2)	The interest factor is estimated at one-third of total rent expense for the applicable period, which management believes represents a reasonable approximation of the interest factor.

(3)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.